CONSENT OF JOSE LUIS LEE, Ph.D

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

Information relating to the mineral reserve and mineral resource calculations for the El Cubo property;

2.

The annual information form of the Company dated March 26, 2008, which includes reference to my name in connection with information relating to the Ocampo property, and the properties described therein.

Date: March 31, 2008
By: /s/ Jose Luis Lee
Name: Jose Luis Lee, Ph.D
Title: Director of Exploration, Gammon Gold Inc.